

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2021

Doug Logigian
Chief Executive Officer
KL Acquisition Corp
111 West 33rd Street
Suite 1910
New York , NY 10120

       Re: KL Acquisition Corp
          Form 8-K filed November 22, 2021
          File No. 001-39850

Dear Mr. Logigian:

    We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this comment, we may have additional comments.

Form 8-K filed November 22, 2021

Item 4.02. Non-Reliance on Previously Issued Financial Statements

1.   Please revise your disclosure to include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the registrant's independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a).

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact William Demarest, Staff Accountant at 202-551-3432 if you have any questions.

Doug Logigian
KL Acquisition Corp
November 23, 2021
Page 2

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Real Estate & Construction

cc: Tamar Donikyan